Putnam Investments

100 Federal Street

Boston, MA 02110

August 23, 2021

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: DeCarlo McLaren

Re:	Comments on Post-Effective Amendment No. 48 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 49 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Registration Statement on Form N-1A (File Nos. 033-35576 and 811-06128) (the “Registration Statement”) of Putnam Sustainable Leaders Fund (the “Registrant” or the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on June 29, 2021 (the “485(a) Amendment”)

Dear Mr. McLaren:

This letter responds to the comments that you provided telephonically to Venice Monagan of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Fund, and James Forbes and Vania Cornelio of Ropes & Gray LLP, counsel to the Fund, on behalf of the Staff of the Commission (the “Commission Staff”) on August 11, 2021 regarding the 485(a) Amendment. For convenience, I have summarized the Commission Staff’s comments before the Fund’s responses. These responses will be reflected in Post-Effective Amendment No. 49 under the Securities Act and Amendment No. 50 under the Investment Company Act to the Registration Statement, to be filed with the Commission on or around August 30, 2021 (the “485(b) Amendment”). References to specific text in the Commission Staff’s comments and the Fund’s responses are to the corresponding text of the 485(a) Amendment, as indicated.

General Comment

1.	Comment: Please respond to all comments via correspondence on EDGAR no later than five business days before the 485(b) Amendment is scheduled to become automatically effective. Please finalize the Registration Statement filed as the 485(b) Amendment with all brackets removed and all material information provided. If a comment results in a change to the disclosure language, please include the revised disclosure in the letter. The Commission Staff notes that the Registrant is responsible for the adequacy and accuracy of the Registration Statement.

Response: The Registrant confirms that it is responding to all comments via this correspondence on EDGAR. The Registrant also confirms that it will revise the Registration Statement filed as the 485(b) Amendment to remove all brackets and to provide all material information. The Registrant further confirms that if a comment results in a change to the

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disclosure language it will include the revised disclosure in this letter. The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the Registration Statement.

Prospectus

Fund summary – Fees and expenses

2.	Comment: The Commission Staff notes that, as stated in the footnotes to the “Annual fund operating expenses” table, the Fund’s base management fee is subject to a performance adjustment, up or down, based on the Fund’s performance relative to a performance index. Please disclose the maximum adjustment amount of the performance adjustment, upward or downward.

Response: The Registrant notes that the maximum performance adjustment rate for the Fund, which is 0.12% upward or downward, is disclosed in both the “Who oversees and manages the fund?—The fund’s investment manager” section of the Fund’s prospectus and the “CHARGES AND EXPENSES—Management Fees” section of the Statement of Additional Information. The Registrant does not believe that Item 3 to Form N-1A requires the maximum performance adjustment to be disclosed in the footnotes to the “Annual fund operating expenses” table. The Registrant further notes that the footnotes to the table disclose the amount of the Fund’s base management fee prior to any performance adjustment, which, when taken together with the Fund’s management fee disclosed in the table itself, allows a reader to determine the impact of the performance adjustment for the preceding fiscal year.

Fund summary – Investments, risks, and performance – Investments

3.	Comment: Please explain how the Fund’s portfolio is expected to change as a result of the changes to the description of the Fund’s principal investment strategies reflected in the 485(a) Amendment.

Response: The Registrant does not expect the changes to the description of the Fund’s principal investment strategies reflected in the 485(a) Amendment to result in any material changes to the Fund’s portfolios.

4.	Comment: The first sentence of the first paragraph under the heading “Investments” states that the Fund invests “mainly in common stocks of U.S. companies of any size, with a focus on companies that we believe exhibit a commitment to financially material sustainable business practices.” Please add disclosure clarifying the meaning of the phrase “financially material sustainable business practices” in light of the plain English requirements of Rule 421 under the Securities Act, including disclosure of any quantifiable measurement associated with this standard.

Response: The Registrant notes that Putnam Management’s approach to evaluating a company’s commitment to “financially material sustainable business practices” is described in detail under the heading “Investments.” That description provides, among other information, specific examples of the environmental, social, and corporate governance

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(“ESG”) policies, practices or outcomes that Putnam Management believes may demonstrate a company’s commitment to sustainable business practices. The Registrant notes that these illustrative examples are provided in lieu of a formal definition of sustainable business practices given Putnam Management’s view (stated under the heading “Investments”) that sustainable business practices, as well as the specific metrics and measurements (including any quantifiable measurements) used to evaluate them, are likely to continue to evolve over time. The description also explains that Putnam Management assesses whether a company’s sustainable business practices are “financially material” by evaluating whether those practices are “relevant and material to a company’s long-term financial returns and risk profiles.” The Registrant believes that, in combination with further discussion in the section “What are the fund’s main investment strategies and related risks?—Sustainable investing,” this description of the phrase “financially material sustainable business practices” is appropriate and consistent with the plain English requirements of Rule 421 under the Securities Act.

5.	Comment: The first sentence in the second paragraph under the heading “Investments” states, “Under normal circumstances, the fund invests at least 80% of the value of its net assets in securities that meet our sustainability criteria” (the “80% Policy”). If the 80% Policy is non-fundamental, please disclose in the section “What are the fund’s main investment strategies and related risks?” that the 80% Policy is non-fundamental and may be changed without shareholder approval upon 60 days’ prior written notice to shareholders. See Rule 35d-1 under the 1940 Act.

Response: The Registrant believes that the term “sustainable” as used in the Fund’s name suggests an investment strategy rather than a type of security and, therefore, that the Fund is not required to adopt a Rule 35d-1 policy with respect to the term “sustainable.”  The Registrant believes that this view is consistent with the adopting release for Rule 35d-1 and the “Staff’s Frequently Asked Questions about Rule 35d-1.”  For example, in the “Staff’s Frequently Asked Questions about Rule 35d-1,” the Commission Staff opined that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment [emphasis added]. …Likewise, the term ‘equity income’ suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income.”  Likewise, it is the Registrant’s view that the term “sustainable” suggests an investment strategy.

Accordingly, the Registrant does not believe that the Fund is required to adopt a Rule 35d-1 policy and does not view the 80% Policy as a policy adopted pursuant to Rule 35d-1. As such, the Registrant does not believe that the Fund’s 80% Policy is subject to the requirement under Rule 35d-1(a)(2)(ii) either that it must be fundamental or, if not, that the Fund must adopt a policy to provide shareholders with at least 60 days’ prior written notice of any change to the 80% Policy. The Registrant notes that, to provide clarity to investors, the Fund will add the following disclosure to its prospectus following the recitation of its 80% Policy:

This policy may be changed at any time upon notice to shareholders.

6.	Comment: Please include more specific disclosure as to the “sustainability criteria” used in applying the 80% Policy. The Commission Staff notes that the second sentence in the second
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paragraph under the heading “Investments” states that the Registrant will “assign each company a proprietary environmental, social and/or corporate governance (ESG) rating ranging from 1 to 4 (1 indicating the highest (best) ESG rating and 4 indicating the lowest (worst) ESG rating).” Please more clearly explain in the disclosure what would cause a company to be rated higher or lower on this scale. The proprietary investment process should be described with more specificity. The Commission Staff notes that the current disclosure includes many examples of factors that the Fund “may” consider.

Response: The Registrant notes that, as disclosed under the heading “Investments,” in selecting each investment, Putnam Management focuses on companies that have a demonstrated commitment to sustainable business practices in areas that are relevant and material to their long-term financial returns and risk profiles. As noted in the Registrant’s response to Comment #4, the discussion under the heading “Investments” also includes specific examples of the environmental, social, and corporate governance (“ESG”) policies, practices or outcomes that Putnam Management believes may demonstrate a company’s commitment to sustainable business practices. The Registrant notes that these illustrative examples are provided in lieu of more specific criteria given Putnam Management’s view (stated under the heading “Investments”) that the specific metrics and measurements Putnam Management uses to evaluate a company’s sustainable business practices are likely to continue to evolve over time. The Registrant has reviewed the current disclosure describing the sustainability criteria Putnam Management uses in applying the 80% Policy and believes that it is appropriate.

7.	Comment: The second paragraph under the heading “Investments” states that “The integrated approach of the fund combines analysis of the growing body of ESG data and deep fundamental analysis and looks for companies that demonstrate leadership, beyond compliance, on relevant sustainability issues.” Please describe the Fund’s due diligence practices in applying its sustainability criteria to portfolio companies, including what ESG data is reviewed in determining whether a company meets the Fund’s sustainability criteria and the sources of that data. For example, does the Fund directly engage with companies to evaluate their ESG practices or does it rely on third-party screening data?

Response: Putnam Management’s approach to sustainability analysis is deeply intertwined with its fundamental research process. Putnam Management uses company disclosures, public data sources, and independent third-party data as inputs into its analytical process when evaluating a company’s ESG characteristics. However, while Putnam Management may consider independent third-party data as part of its analytical processes, it performs its own independent analysis of issuers and does not rely on third-party screens. Because Putnam Management believes relevant sustainability issues vary by sector, geography, asset class and specific company context, its fundamental research of ESG factors is tailored to specific sectors, locations, asset classes and companies. The Registrant notes that the foregoing approach is disclosed in the section “What are the fund’s main investment strategies and related risks?—Sustainable investing.” The Registrant has reviewed the current disclosure and believes that it appropriately describes the Fund’s due diligence practices in applying its sustainability criteria to portfolio companies.

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8.	Comment: Please disclose whether the Fund’s sustainability criteria are applied to every investment it makes or only to some of its investments.

Response: As disclosed under the heading “Investments,” the Fund has a policy to invest, under normal circumstances, “at least 80% of the value of its net assets in securities that meet our sustainability criteria.” The Registrant notes that, provided that the Fund has satisfied that policy, the Fund maintains flexibility to invest the remainder of its assets in investments that may or may not satisfy the Fund’s sustainability criteria, and there are certain Fund investments (e.g., investments in cash equivalents) to which the sustainability criteria are not expected to be applied.

Fund summary – Investments, risks, and performance – Risks

9.	Comment: Please consider adding headings or bullet points for each risk factor discussed under the sub-heading “Risks” in the “Investments, risks, and performance” sub-section of the “Fund summary” section in light of the plain English requirements of Rule 421(d) under the Securities Act.

Response: The Registrant respectfully declines to make this change. The Registrant believes that the Fund’s narrative risk disclosure provided under the sub-heading “Risks” is appropriate in light of the requirements of Item 4(b)(1) of Form N-1A and the plain English requirements of Rule 421 under the Securities Act.

Fund summary – Your fund’s management

10.	Comment: Under the heading “Portfolio managers,” please consider disclosing the month (in addition to the year) and year that each of the Fund’s portfolio managers assumed responsibility for the Fund’s investments. Please also consider making this change with respect to the disclosure under the heading “Portfolio managers” in the section “Who oversees and manages the fund?”

Response: The Registrant respectfully declines to make this change. The Registrant believes that the current disclosure, which provides the year that each portfolio manager assumed responsibility for the Fund’s investments, appropriately indicates the portfolio manager’s length of service as required by Item 5(b) of Form N-1A.

11.	Comment: The Commission Staff notes that, although Putnam Investments Limited (“PIL”) has been retained as a sub-advisor to the Fund, PIL does not currently manage any assets of the Fund. Please confirm that the references to PIL as a sub-advisor to the Fund in the section “Your fund’s management—Sub-advisor” and the section “Who oversees and manages the fund?—The fund’s investment manager” are appropriate in light of Instruction 1 to Item 5(a) of Form N-1A, which provides that, subject to limited exceptions, a fund need not identify a sub-advisor whose sole responsibility for the fund is limited to day-to-day-management of the fund’s holdings of cash and cash equivalents.

Response: Although, as disclosed in the Fund’s prospectus, PIL is not currently managing any assets of the Fund, PIL has entered into contractual arrangements with respect to the management of Fund assets and may manage Fund assets in the future. The Registrant notes

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that PIL’s responsibility for the Fund under those arrangements is not limited to day-to-day management of the Fund’s holdings of cash and cash equivalents. Rather, as disclosed in the section “Who oversees and manages the fund?—The fund’s investment manager” of the Fund’s prospectus, PIL may manage any Fund assets as may be designated from time to time for its management by Putnam Management, which may include any Fund assets that are not cash or cash equivalents. Accordingly, the Registrant believes that that the references to PIL are appropriate and consistent with the requirements of Item 5(a) of Form N-1A.

Statement of Additional Information (“SAI”)

Proxy Voting Guidelines and Procedures

12.	Comment: Please disclose, where appropriate, how the Fund will approach relevant ESG proxy issues with respect to its portfolio companies. Alternatively, please explain in correspondence why the Registrant believes such disclosure is not required.

Response: The Fund’s proxy voting guidelines (the “Guidelines”) are summarized in the Fund’s SAI and are attached as Appendix A to the Fund’s SAI. The Registrant does not view proxy voting as a principal investment strategy of the Fund and does not believe that disclosure describing the proxy voting process is appropriate for the Fund’s prospectus.

With respect to ESG-related matters, the Guidelines generally provide that:

[I]n interpreting the funds’ proxy voting guidelines, the Trustees of The Putnam Funds are mindful of emerging best practices in the areas of corporate governance, environmental stewardship and sustainability, and social responsibility. Recognizing that these matters may, in some instances, bear on investment performance, they may from time to time be considerations in the funds’ voting decisions.

For certain types of proposals, the Guidelines provide more explicit direction as to how the Fund will generally vote proxies. For example, with respect to corporate governance-related proposals, the Guidelines state that:

As a general matter, when assessing the quality of a company’s overall governance, the funds may take into account factors related to board diversity, including disclosure relating to the board’s skills, whether the board’s definition of diversity refers to gender, race, and/or ethnic diversity, and whether the board has adopted a policy requiring women and racial or ethnic minorities to be included in the initial list of candidates from which new director nominees are selected.

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Additionally, the Guidelines specifically provide that:

In light of the funds’ belief that companies benefit from diversity on the board, the funds will withhold votes from the chair of the nominating committee if:

-	there are no women on the board, or
-	in the case of a board of seven members or more, there are fewer than two women on the board, or
-	there is no apparent racial or ethnic diversity on the board, and the board has not provided sufficient disclosure regarding its plans to achieve racial or ethnic diversity.

Similarly, with respect to the evaluation of shareholder proposals, the Guidelines state that:

The funds’ Trustees recognize the importance of environmental and social responsibility. In evaluating shareholder proposals with respect to environmental and social initiatives (including initiatives related to climate change and pay equity with respect to gender, race, or ethnicity), the funds will take into account the relevance of the proposal to the company’s business and the practicality of implementing the proposal, including the impact on the company’s business activities, operations, and stakeholders. The funds will generally vote for proposals calling for reasonable study or reporting relating to climate change matters that are clearly relevant to the company’s business activities, taking into consideration, when appropriate, the company’s current publicly available disclosure and the company’s level of disclosure and oversight of climate change matters relative to its industry peers. For shareholder proposals calling for reports related to other social issues, such as workplace sexual harassment or a company’s use of mandatory arbitration on employment-related claims, the funds will take into account a company’s current policies and practices, the company’s level of disclosure of its policies and practices relative to its peers, and any controversy faced by the company regarding the issue subject to the proposal. With respect to shareholder proposals related to diversity initiatives, the funds will assess the proposals in a manner that is broadly consistent with the funds’ approach to holding the chair of a board’s nominating committee directly accountable for diversity on the board and will support reasonable requests for disclosure related to directors’ skills and efforts to promote diversity on the board. As the Trustees also believe that a company benefits from diversity throughout

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the organization, the funds will support reasonable requests for disclosure regarding data on a company’s workforce diversity, including a company’s responses to its EEO-1 survey, which provides employment data by race and ethnicity, gender, and job category.

Accordingly, the Guidelines provide that:

The funds will vote on a case-by-case basis on shareholder proposals related to environmental and social initiatives, except that the funds will vote for shareholder proposals that seek reasonable disclosure related to directors’ skills, reasonable disclosure regarding a company’s efforts to promote diversity on the board, and reasonable disclosure regarding data on a company’s workforce diversity, such as a company’s responses to its Equal Employment Opportunity Commission Employer Information Report (the “EEO-1 survey”), unless the company already provides appropriate disclosure addressing the issue.

Part C

Item 28. Exhibits

13.	Comment: For each exhibit listed in Item 28 that is incorporated by reference to a previous filing, please include the Securities Act filing number of the Registrant with respect to that filing.

Response: The Registrant confirms that it will make the requested change in connection with the 485(b) Amendment.

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I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-2577. Thank you for your assistance.

Very truly yours,

/s/ Venice Monagan

Venice Monagan

Senior Counsel

Putnam Investments

cc:	James E. Thomas, Esq., Ropes & Gray LLP
James M. Forbes, Esq., Ropes & Gray LLP

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